

December 22, 2011

Via E-mail
Donald T. Grimes
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, Michigan 49351

> **Re:** **Wolverine World Wide, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 2, 2011**
> **File No. 001-06024**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1.   Throughout this section, you often use the word "primarily" or refer to two or more factors that contributed to material changes over the reported periods. For example, you state "strong organic growth in unit volume and higher average selling price for the brand footwear, apparel and licensing operations resulted in $122.1 million of the increase" in revenue. Also, you state that the increase in gross margin was "primarily resulted from restructuring and other transition costs…" In future filings, please quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

2.   We note your general discussion in results of operation on lower foreign tax rates. In this regard, we note the trend in your earnings before taxes from foreign affiliates and your provision for foreign income taxes. Please provide additional disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. To the extent that certain countries have a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries' operations or the tax environment may impact your results of operations. Please discuss the material trends and uncertainties in the increases in nontaxable earnings in foreign affiliates. Please provide us with the text of proposed disclosures to be included in future filings. We refer you to Section III.B of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining